FORM 6-K _May 8-13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

for the period ended May 7, 2013

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

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PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE April 17, 2013
CANADIAN ZINC COMPLETES WINTER DRILL PROGRAM AT SOUTH TALLY POND Drilling Extends Lemarchant Deposit Up-dip Intersecting 1.08% Cu, 5.17% Pb, 13.96% Zn, 197.23 g/t Ag and 0.42 g/t Au over 2.6 metres

Vancouver, British Columbia, April 17, 2013 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to provide final results from the recently completed winter diamond drill program on its wholly-owned South Tally Pond copper-lead-zinc-silver-gold project in central Newfoundland. The South Tally Pond project is located adjacent to, and in the same volcanic belt as, the Duck Pond Cu-Zn Mine and Mill complex operated by Teck Resources Limited.

A total of 11 drillholes (3,370 metres), including two drillhole extensions, were completed at the Lemarchant deposit. Highlights of the drill program include:

•	New massive sulphide mineralization discovered 250 metres to the northwest of the Lemarchant deposit in drillholes LM13-73 and LM13-74 (see news release dated February 27, 2013);

•	Significant massive sulphide mineralization intersected in drillhole LM13-79 which extends the Lemarchant deposit mineralization 35 metres up-dip; and

•	Three drillholes testing the south extension to the Lemarchant deposit intersected favourable felsic volcanic stratigraphy with locally anomalous base metal mineralization.

Significant assay and drill results are provided below. Drillhole locations are shown on a map attached to this release on the CZN website www.canadianzinc.com .
Michael Vande Guchte, VP Canadian Zinc stated “The winter drill program has indicated a significant zone of semi-massive to massive sulphide base metal mineralization with barite approximately 250 metres northwest of the Lemarchant deposit. This mineralization remains open along strike and could add significantly to the tonnage at the Lemarchant deposit. The grade of mineralization at Lemarchant is very good and we believe the Lemarchant Deposit is a sizeable volcanogenic massive sulphide system that remains open for significant expansion”.

The drilling program ended in late March with the arrival of spring “break-up” conditions. The Company is incorporating the new data into a revised model and planning for a follow-up drill program later in the year. The future drilling will continue to target the expansion of the Lemarchant deposit.

Significant Assay Results from South Tally Pond 2013 Winter Drill Program

Drillhole	Section	From (m)	To (m)	Interval (m)	Copper (%)	Lead (%)	Zinc (%)	Silver (g/t)	Gold (g/t)
LM13-73	106+00N	302.8	317.4	14.6	0.27	0.81	2.54	30.27	0.65
		328.0	350.2	22.2	0.75	1.48	5.82	65.41	1.63
	includes	328.0	331.0	3.0	1.78	3.42	6.48	175.73	2.01
		331.0	347.5	16.5	0.24	1.19	2.13	41.49	1.20
		347.5	350.2	2.7	2.71	1.12	27.60	89.01	3.80
LM13-74	106+00N	296.25	301.8	5.55	0.75	1.01	5.33	44.72	0.26
		301.8	313.0	11.2	0.08	0.19	0.64	14.55	1.29
		321.12	325.68	4.56	0.19	0.68	1.18	70.34	0.59
		328.51	334.08	5.57	0.23	1.33	4.11	63.40	0.64
		347.0	352.0	5.0	0.57	0.09	4.01	9.32	0.25
LM13-78	100+00N	171.0	178.6	7.6	0.18	0.01	0.79	2.41	0.05
LM13-79	101+25N	184.4	195.8	11.4	0.55	1.35	5.14	58.86	0.22
	includes	184.4	187.0	2.6	1.08	5.17	13.96	197.23	0.42
LM13-80	101+50N	210.8	215.0	4.2	0.39	0.07	1.50	2.17	0.04
		228.3	229.3	1.0	1.16	-	0.04	16.7	0.23
		233.8	260.7	26.9	0.14	0.03	0.80	1.21	0.06
		268.7	272.0	3.3	0.06	0.24	1.54	4.37	0.11

-	Drillholes LM13-73, 74 and 75 reported previously in Company news release dated February 27, 2013.
-	Drillhole intervals are core length and interpreted to be near true width.
-	No significant assays in drillholes LM08-27E, LM13-76, LM13-77, LM08-52E and LM13-81.

Drillholes LM13-76, 77 and 78 tested the south extension to the Lemarchant deposit. The drilling intersected favourable felsic volcanic stratigraphy with locally anomalous base metal mineralization below the overlying mafic volcanic rocks.

Drillholes LM13-79 and 80 tested the up-dip extension to the Lemarchant deposit. Drillhole LM13-79 intersected massive sulphide mineralization 35 metres up-dip of a 2011 drillhole (LM11-72) which intersected 0.47% Cu, 0.48% Pb, 5.02% Zn and 12.82 g/t Ag over 3.7 metres. The new drillhole, LM13-79 intersected a thicker, higher grade interval of mineralization grading 0.55% Cu, 1.35% Pb, 5.14% Zn, 58.86 g/t Ag and 0.22 g/t Au over 11.4 metres.

Drillhole LM08-52E was designed to test the down-dip extension of the Lemarchant main zone mineralization within the fault displaced lower felsic block stratigraphy. The 251 metres extension to the 2008 drillhole (from 319-570 metres) remained in “hangingwall” mafic volcanic rocks that are interpreted to overly the lower felsic block stratigraphy.

Drillhole LM13-81 was an initial test of the north target area, a magnetic high anomaly similar to that occurring over the Lemarchant main zone deposit. The near vertical 455 metre drillhole remained in mafic volcanic rock over its entire length.

Canadian Zinc and its 100%-owned subsidiary Paragon Minerals Corporation would like to recognize the Government of Newfoundland and Labrador for its continued support of the South Tally Pond project through a financial contribution from the Government’s Junior Exploration Assistance Program.

South Tally Pond Project

The South Tally Pond project is a significant 100%-owned, land position covering 214 km2 of a highly prospective volcanogenic massive sulphide (“VMS”) geological belt in central

South Tally Pond Project

The South Tally Pond project is a significant 100%-owned, land position covering 214 km2 of a highly prospective volcanogenic massive sulphide (“VMS”) geological belt in central Newfoundland. The Lemarchant Deposit, the most advanced target on the South Tally Pond property, is situated 20 km southwest of Teck Resources Limited’s Duck Pond copper-zinc Mine and Mill complex in the same geological belt.

Previous drilling by Paragon Minerals Corporation (now a 100% owned subsidiary of Canadian Zinc) at the Lemarchant Deposit has outlined a significant precious metal-rich copper-lead-zinc VMS deposit with excellent potential to develop into a viable economic resource. An initial National Instrument (“NI”) 43-101 mineral resource estimate was completed in January 2012 on the Lemarchant Deposit and includes the following mineral resources:

▪	Indicated Mineral Resource: 1.24 million tonnes grading 5.38% zinc, 0.58% copper, 1.19% lead, 1.01 g/t gold and 59.17 g/t silver (15.40% ZnEQ) using a 7.5% zinc equivalent grade cut-off.

▪	Inferred Mineral Resource: 1.34 million tonnes grading 3.70% zinc, 0.41% copper, 0.86% lead, 1.00 g/t gold and 50.41 g/t silver (11.97% ZnEQ) using a 7.5% zinc equivalent grade cut-off.

(See Technical Report and Mineral Resource Estimate on the Lemarchant Deposit, South Tally Pond VMS Project, Central Newfoundland, Canada, dated March 2, 2012 filed on SEDAR under Paragon Minerals Corporation).

About Canadian Zinc

Canadian Zinc is a Toronto-listed exploration and development company. The Company’s key project is the 100%-owned Prairie Creek zinc, silver and lead project located in the Northwest Territories, Canada. The Prairie Creek Project contains a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver. In addition, Prairie Creek hosts an Inferred Resource of 6.2 million tonnes averaging 14.5% zinc, 11.5% lead, 0.57% copper and 229 g/t silver. (AMC Mining Consultants (Canada) Ltd. J M Shannon and D Nussipakynova, Qualified Persons, June 2012).

A Pre-Feasibility study completed by SNC Lavalin in June 2012 indicates a pre-tax net present value (“NPV”) of $253 million using an 8% discount, with an internal rate of return (“IRR”) of 40.4% and payback period of 3 years using long-term metal price projections of $1.00/lb zinc, $1.00/lb lead and $26.00/oz. silver, based on the Mineral Reserve alone.

Canadian Zinc also holds a 100% interest in the South Tally Pond VMS project, along with other property interests in central Newfoundland, through the Company’s acquisition of Paragon Minerals Corporation in September 2012.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	VP Exploration & Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Quality Assurance and Quality Control

Drillhole intervals are core length and estimated to be near true thickness. Samples were analyzed for Au (1 assay ton), Ag, Cu, Pb and Zn at Eastern Analytical Labs in Springdale, NL from sawn NQ-sized half core sections. Data quality is monitored through the insertion of control samples consisting of one prepared base and precious metal standard and one blank sample for every 20 samples of diamond drill core. All control samples conformed to the accepted contained grades of base and precious metals. Select samples pulps were shipped to ALS Chemex in North Vancouver, BC for 33-element ICP analysis for further check assays of significant base and precious metal bearing samples. Historical results were obtained from published reports and news releases available in the public domain.

Michael J. Vande Guchte., P.Geo., VP Canadian Zinc Corporation and VP Exploration for Paragon Minerals Corporation is responsible for the South Tally Pond exploration program, and is a Qualified Person as defined by NI 43-101 and has reviewed and has approved the contents of this news release.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: May 8, 2013	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman